HENRY B. LEVI

Direct Dial: 404.221.6508

Direct Fax: 404.238.9708

E-Mail Address: hlevi@bakerdonelson.com

January 15, 2009

Mr. Stephen Krikorian

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Re:	American Software, Inc. (the “Company”)
Form 10-K for Fiscal Year Ended April 30, 2008
Form 10-Q for Fiscal Quarter Ended October 31, 2008
Definitive Proxy Statement Filed July 28, 2008
File No. 000-12456

Dear Mr. Krikorian:

Pursuant to my discussion earlier today with Evan Jacobson, SEC Staff Attorney, the Company expects that it will respond within ten (10) business days from January 13, 2009 to the comments received from the Staff of the Securities and Exchange Commission by your letter dated December 30, 2008. Your letter requested comments within ten (10) business days from the date of the letter, and today would be that 10th business day. This delay is necessary as the Company did not receive the comment letter until January 13 and the faxed copy of the letter either was misdirected or not received. Please do not hesitate to contact the undersigned if you have any questions or comments relating to this correspondence. This letter is being transmitted by regular mail and also is being filed as EDGAR correspondence.

Very truly yours,

BAKER, DONELSON, BEARMAN, CALDWELL & BERKOWITZ, P.C.

/s/ Henry B. Levi

HBL:git

cc:	Mr. James C. Edenfield